

Mail Stop 3561

August 30, 2016

Rebecca Hershinger
Chief Financial Officer
301 North Canon Drive, Suite 305
Beverly Hills, California 90210

      Re: **Genius Brands International, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 30, 2016
               File No. 000-54389

Dear Ms. Hershinger:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Exhibit 32.2

1.   We note the name of the officer in the introductory paragraph of the Section 906 certification differs from the name of the officer signing the certification. Please file a full amendment of your Form 10-K that includes a revised certification. We remind you to include all required certifications, currently dated and that refer to the amended Form 10-K.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure